              As filed with the Securities and Exchange Commission
                                on _________ 1996

                                                     Registration No. 33-75336
                                                                      --------
        _________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                      POST-EFFECTIVE AMENDMENT ON FORM S-3
                                AMENDING FORM S-1

                             Registration Statement
                                      Under
                           The Securities Act of 1933

                          COMMAND SECURITY CORPORATION
                          ----------------------------
               (Exact name of registrant as specified in charter)

New York                 7393                               14-1626307
- -------------            ---------------                    ------------
(State or other          (Standard Industrial               (IRS Employer
 jurisdiction of         Classification Code                I.D. Number)
 incorporation)          Number)

                                    Route 55
                                 Lexington Park
                         Lagrangeville, New York  12540
                                 (914) 454-3703
                         ------------------------------
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                               William C. Vassell
                              Chairman of the Board
                          Command Security Corporation
                            Route 55, Lexington Park
                         Lagrangeville, New York  12540
                                 (914) 454-3703
                         ------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                  Please send copies of all communications to:
                            David J. Pollitzer, Esq.
                       Herzog, Engstrom & Koplovitz, P.C.
                                 99 Pine Street
                             Albany, New York  12207
                                 (518) 465-7581

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box [X]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                          COMMAND SECURITY CORPORATION

4,538,432 Shares of Common Stock Offered by the Selling Stockholders 1,620,000
            Shares of Common Stock Offered by Selling Stockholders Upon
             the Exercise of Certain Warrants 906,100 Shares of Common
                    Stock Offered by Selling Stockholders Upon
                         Conversion of Preferred Stock

     This Prospectus relates to the resale of the following securities for the account of selling security holders: (i) 2,000,000 shares (the "Unit Shares") issued by Command Security Corporation ("the Company") in a 1993 private offering, (ii) 800,000 shares (the "Unit Warrant Shares") underlying warrants issued by the Company in a 1993 private offering, (iii) 2,538,432 shares (the "Reg D Shares") issued by the Company in various other private offerings including 950,002 shares issued in February, 1995 in reliance on Regulation D ("Reg D") promulgated under the Securities Act of 1933, as amended (the "Act"), and 1,137,506 shares issued in reliance on Regulation S ("Reg S") promulgated under the Act, (iv) 820,000 shares to be issued upon the exercise of warrants or options granted by the Company in various other private offerings (the "Warrant Shares") and (v) 906,100 Shares (the "Conversion Shares") to be issued upon the conversion of the Company's Series A Convertible Preferred Stock (the "Series A Preferred Stock"), all of which shares (the "Registrable Shares") being the Common Stock of the Company, par value $.0001 per share (the "Common Stock" or "Shares") to be offered by the holders thereof (the "Selling Stockholders") named under "Selling Stockholders". Registrable Shares may be sold from time to time in transactions (which may include block transactions) on the NASDAQ-SmallCap Market in negotiated transactions, or by a combination of such methods of sale at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Registrable Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Registrable Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Company's agreement to maintain the effectiveness of this registration statement will terminate upon the earlier of (1) the date all of the Unit Shares, Unit Warrant Shares and Reg D Shares are sold by the Selling Stockholders; (ii) the date the holders of Unit Shares, Unit Warrant Shares and Reg D Shares are eligible to receive an opinion of counsel that all of their Registrable Shares offered hereby have become saleable under Rule 144(k) of the Act; or (iii) the third anniversary of the effective date of the Registration Statement, but in no event less than 90 days. See "SELLING STOCKHOLDERS" and "SALE OF SHARES."

     None of the proceeds from the sale of the Registrable Shares by the Selling Stockholders will be received by the Company. The Company will receive the exercise price upon exercise of the warrants pursuant to which Shares may be issued and upon the conversion of the Series A Preferred Stock. Only the resale of the Shares to be issued upon such exercise or conversion is covered by this Prospectus. The Company has generally agreed to bear all expenses (other than underwriting discounts and selling commissions and fee or other out-of-pocket expenses incurred by the Selling Stockholders) in connection with the registration and sale of the Registrable Shares.

Expenses to be paid by the Company are estimated to be $211,000. The Company has agreed to indemnify certain Selling Stockholders against specified liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act"). See "SALE OF SHARES."

     The Shares are listed on the NASDAQ-SmallCap Market under the symbol CMMD.


     Sales by Selling Stockholders cannot be determined since price to the public may be the market price prevailing at the time of sale, a price related to such market price or a negotiated price. The last reported sales price of the Company's Common Stock on the NASDAQ-SmallCap Market on _________, 1996, was $_______ per Share.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS", BEGINNING AT PAGE 7.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is ____________, 1996.

     This Prospectus relates to the resale by Selling Stockholders of the Registrable Shares which are defined above and described in greater detail below.

     (1) On October 27, 1993, the Company completed a private placement of 1,600,000 units (the "Units") at $2.50 per Unit pursuant to Section 4(2) of the Act and Rule 506 thereunder. Each Unit consisted of one Share and one three-year redeemable warrant to purchase one-half Share exercisable at $3.50 for each full Share (the "Unit Warrants"). The following securities are being registered in connection with that private placement: (i) 2,000,000 Shares included in the Units (the "Unit Shares") (400,000 of which were issued due to a delay in obtaining effectiveness of the registration statement covering the Unit Shares);
(ii) 800,000 Shares underlying the Unit Warrants exercisable at $3.50 per share; and (iii) 160,000 Shares underlying a Warrant to purchase Shares at $2.50 per Share granted to Sands Brothers & Company, Ltd. as placement agent ("Sands Brothers") for the Private Placement. Sands Brothers transferred Warrants to purchase 95,610 of the 160,000 shares to certain of its employees, consultants and others, leaving Sands Brothers with a Warrant to purchase 64,390 shares (the "Sands Warrant"). The Warrants to purchase the remaining 95,610 Shares are referred to herein as the "Sands Employee Warrants"); and

     (2) 150,000 Shares (the "Krosney Shares") and up to 300,000 Shares (the "Krosney Warrant Shares") issuable upon exercise of an option at $2.375 per Share, hereinafter referred to as a warrant (the "Krosney Warrant") to purchase Shares, held in escrow by Clifford J. Ingber, Esq., for the benefit of the Company and Robert M. Krosney, Jr. ("Krosney") in accordance with the Consultant's Agreement dated November 1, 1993; and

     (3) 105,000 Shares (the "Mehlich Shares") issued to certain stockholders (26,250 to each of William O. Mehlich, Astrid Mehlich, Robert Mehlich and the Estate of May C. Mehlich (the "Mehlich's")) who acquired their shares from William C. Vassell in January, 1992; and

     (4) 35,000 Shares underlying a warrant to purchase Shares at $3.00 per Share granted to Sands Brothers in accordance with the Consulting Agreement dated as of September 12, 1994 between the Company and Sands Brothers (the "Sands Consulting Agreement"). Said warrant has been allocated as follows:
7,000 to Sands Brothers (the "Sands Consulting Warrant"), 7,000 to Lloyd H. Saunders, III (the "Saunders Warrant"); and 21,000 Shares to W. Terrance Schreier (the "Schreier Warrant"); and

     (5) 62,500 Shares issued to Joseph Barry (the "Barry Shares") in connection with the acquisition of certain security guard assets; and

     (6) 25,000 Shares underlying the Warrant (the "Vigilante Warrant") to purchase Shares at $3.625 per Share granted to Thomas J. and Elizabeth T. Vigilante in connection with the acquisition of certain security guard assets; and

     (7) 20,513 Shares (the "McVey Shares") issued to James and Beatrice McVey in connection with the acquisition of certain security guard assets; and

     (8) On February 24, 1995, the Company completed private placements of its securities in connection with financing of working capital requirements and the acquisition of substantially all of the assets of United Security Group Inc.
The following securities are being registered in connection with the private placements: (i) 131,506 Shares (the "PP-1 Shares") issued in reliance on Regulations S ("Reg. S") promulgated under the Act, (ii) 750,000 Shares (the "PP-2 Shares") in reliance on Reg S, (iii) 256,000 Shares (the "PP-3 Shares") issued in reliance on Reg S, (iv) 950,002 Reg D Shares issued in reliance on Reg D promulgated under the Act, (v) 906,100 Conversion Shares issuable upon the conversion of 9,061 Shares of Series A Preferred Stock, (vi) 50,000 shares of Common Stock issuable upon the exercise of a warrant to purchase Shares at $2.10 granted to CIT Group/Credit Finance, Inc. ("CIT") as partial compensation for a revolving line of credit (the "CIT Warrant") and (vii) 250,000 Shares underlying a warrant to purchase shares at $2-7/32 issued to Sands Brothers as partial compensation for acting as placement agent in the offerings. Sands Brothers transferred Warrants to purchase 149,390 of the 250,000 shares to certain of its employees, consultants and others, leaving Sands Brothers with a Warrant to purchase 100,610 shares (the "Sands Placement Warrant"). The Warrants to purchase the 149,390 shares are referred to herein as the "Sands Employee II Warrants"; and

     (9) 112,911 Shares issued in the name of NSL Shareholder Trust (the "NSL Shares") in connection with the acquisition of certain security guard assets of National Security, Ltd.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; Midwest Regional Center, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Center, 7 World Trade Center, Suite 1300, New York, New York 10248. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. Such reports, proxy and information statements and other information regarding the Company can also inspected and copied at the NASDAQ-SmallCap Market, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company files electronically with the Commission and the Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web Site is http://www.sec.gov.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus and made a part hereof.

     (i) Annual Report on Form 10-K for the fiscal year ended March 31, 1996 (the "1996 10-K").

     (ii)      Quarterly Report on Form 10-Q for the quarter ended June 30,
               1996.

     (iii) Definitive Proxy Statement dated September 26, 1996, filed in connection with the Company's 1995 Annual
               Meeting of Stockholders.

     (iv)      Current Report on Form 8-K dated April 16, 1996.

     (v) The description of the Company's Common Stock contained in the Company's Registration Statement on Form S-1, effective November 9, 1995 (File No. 33-75336)

     All documents filed by the Company pursuant to section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be incorporated by reference into this Prospectus and shall be deemed to be a part of this Prospectus from the date of filing of such documents. Any statement contained in the document incorporated by reference will be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any statements so modified or superseded shall not be deemed in its unmodified form to constitute a part of the Prospectus.

     The Company will provide upon request without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus other than certain exhibits to such documents. Requests for such copies should be directed to: H. Richard Dickinson, Command Security Corporation, 386 Park Avenue South, New York, New York 10016, (212) 689-6565.



                                  RISK FACTORS

     This section is a discussion of the principal factors that make the offering of the Shares speculative and one of a high degree of risk. Risk factors include, but are not necessarily limited to, the risk factors described below. Each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Company and this offering before making an investment decision.

Prior-Year Losses and Current Defaults

     As described in "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and Notes 2 to the audited financial statements of the Company for the fiscal years ended March 31, 1996 and 1995 in the 1996 10-K (the "Year-End Financial Statements"), the Company incurred net losses of $2,983,823 and $2,727,102 respectively, for the years ended March 31, 1995 and 1994. The Company had working capital deficits on March 31, 1995 and 1994 of $531,602 and $772,143. Although the Company's financial condition and results of operations for the fiscal year ended March 31, 1996, and for the quarter ended June 30, 1996, have improved substantially over the prior year, the Company is in default on certain of its debt covenants (which defaults have been waived by the lenders as a basis for acceleration of the respective debts); and, as described in Notes 13 and 18 of the Year-End Financial Statements, there is potential litigation and a contingent liability for which the outcomes are uncertain. The Company's continuation is dependent on the forbearance of its lenders and its ability to continue to obtain adequate financing, to maintain profitability from its operations and to favorably resolve the contingent liability and litigation. Management's plans in regard to these matters are described in "Liquidity and Capital Resources" and in Note 2 to the Year-End Financial Statements and include reductions in operating and administrative staffs, limitations on professional fees, consolidation of office locations and more aggressive marketing activities. The majority of the expense reductions are being implemented and should favorably impact the operating results of the Company in future periods. The Company sold its Boston branch office to a service company client for a cash payment of $75,000 and a three year note of $80,000. The Company has also been aggressively pursuing collection of overdue accounts receivable and taking other such steps to meet its working capital requirements. See "--Risk of Rescission Damages", "--Risk of Material Pending

Litigation" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS in the 1996 10-K.")

Risk of Lack of Liquidity

     The Company relies primarily on its Commercial Revolving Loan Agreement with CIT under which borrowings may be made in amounts up to 82.5% of eligible accounts receivable, but in no event more than $10.0 million. At June 30, 1996, the Company had borrowed approximately $5.2 million, representing approximately 57% of the Company's accounts receivable (after allowance for bad debts) and 100% of its borrowing capacity. Availability, based on eligible accounts receivable, fluctuates materially from day to day due to changes in the status of the factors used to determine eligibility such as billing, payments and aging of accounts receivable. In the event the Company's revolving loan arrangement with CIT does not provide adequate working capital to fund its operations, the Company may be unable to fund its operating costs including, but not limited to, its payroll obligations to its security guards. The Company's continuation is dependent upon its ability to fund operations with the CIT or an alternate revolving credit line and the lack of funds therefrom may cause the Company to terminate operations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Resources" in the 1996 10-K.

Risk of Rescission Damages

     The Private Placement Memorandum issued in connection with the 1993 Private Placement and the interim financial reports for the first three quarters in the fiscal years ended March 31, 1994 and 1995, filed by the Company contained financial information which has since been restated. See "-- Restated Financial Statements." It is possible that the purchasers of Units pursuant to the 1993 offering and the purchasers of Shares in connection with the offerings that were consummated in February 1995, may make a claim for, among other things, rescission of their investment, which totaledtotalled $4.0 million in the 1993 offering and approximately $4.16 million in the 1995 offerings, plus interest, alleging, in each case, as the basis, the above-mentioned restatements. Other causes of action against the Company based on federal and/or state securities laws are also possible. Additional expenditures in the form of damages and fees, if any, are not quantifiable. No such claims have been made against the Company to date. If the Company were to become involved in litigation arising from these circumstances, the Company's results of operations and financial condition may be materially adversely affected due to the drain on cash and management resources. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources" in the 1996 10-K.

Risk of Default on Debt Financing

     In order to provide cash flow for operations, the Company relies substantially on its $10.0 million secured revolving line of credit from CIT and a $1.5 million subordinated term loan (the "Subordinated Debt") from Deltec Development Corporation ("Deltec") both of which are secured by the Company's assets, including its accounts receivable and the accounts receivable obtained from certain service contract clients. This financing arrangement with CIT and the Subordinated

Debt are evidenced by various loan documents under which the lenders can demand full payment under the respective obligations if the Company is in default under the loan documents. The Company is in default of certain non-financial covenants in the CIT and Deltec loan documents for which it has received waivers of acceleration effective, generally, through April 1, 1997. These defaults primarily consist of: non-payment on a $500,000 note payable in March 1995 and a $500,000 note payable on October, 1995 to ISS International Service System, Inc. ("ISS") (see "--Risk of Change of Ownership"), an $85,000 note to Mr. Vassell with a balance of $42,500; and the Company's failure to submit certain financial statements and officer's certificates to CIT and Deltec within the requisite time periods.

     If CIT or Deltec demand payment of the outstanding indebtedness at any time when such waivers are not in effect and when the Company does not have sufficient funds to satisfy the debt, the lenders would have the right to foreclose upon the collateral. Foreclosure would have a material adverse effect upon the results of operations and financial condition of the Company by virtually eliminating the Company's source of funding operations and payroll obligations. This would result in a cessation of operations and if not resolved shortly, the liquidation of the Company. It is likely that the Shareholders would lose their entire investment in the Company if it were liquidated unless management were successful in selling all or a substantial part of the Company's assets, primarily its client list. The likelihood and results of such a sale are not possible to measure at this time. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources" in the 1996 10-K.

Restated Financial Statements

     The Company has restated its financial statements for the years ended
March 31, 1993 and 1992 as well as the reports filed for the first three quarters of the fiscal years ended March 31, 1994 and 1995. The general effect of these changes on the Company's financial condition was to restate net income
(loss) for the years ended March 31, 1993 and 1992 from $4,970 and $588,031, as originally reported to ($315,469) and $114,102, respectively. The financial statements have been amended to reflect a change in the method of revenue recognition in connection with certain service company-related transactions and the exclusion of service company revenue and expenses in the Company's financial statements. The interim financial statements for fiscal year ended March 31, 1994, have also been amended to reflect these changes. Furthermore, the interim financial statements for fiscal year ended March 31, 1995 have been amended primarily to reflect the accrual of certain union health benefits incurred in connection with the ISS acquisition. The general effect of these changes on the Company's financial condition was to restate net income (loss) for the quarters ended June 30, 1994, September 30, 1994 and December 31, 1994 from $29,862, $50,263 and ($178,109), as previously reported to ($137,118), ($28,470) and
($389,763), respectively. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" in the 1996 10-K.


Risk of Change of Ownership

     According to a Schedule 13D filed by William C. Vassell with the Commission on or about January 10, 1994, Mr. Vassell has pledged to ISS, and placed in escrow, 510,000 of his Shares in connection with the Company's acquisition of certain security guard assets from ISS. Mr. Vassell pledged said Shares as additional collateral to secure the Company's promissory notes (the "ISS Notes") to ISS originally for $1.75 million, the balance of the purchase price of the ISS security guard assets. The number of Shares subject to the pledge is subject to adjustment quarterly so that the value of the pledged stock equals 120% of the amount next due on the Notes. Mr. Vassell may be requested to pledge the balance of his Shares in accordance with the ISS Agreement. In July, 1994, the acquisition price for ISS and the ISS Notes were adjusted downward by $750,000. The $1.0 million balance was due in installments of $500,000 on March 31, 1995 and $500,000 on October 27, 1995. The Company is in default on both payments and believes that it has claims against ISS which substantially offset the payment due.

     Upon a default under the ISS Agreement, ISS is entitled to the transfer of so much of the pledged stock as is equal in value to the amount due under the Note next coming due. Under the Notes, ISS may be entitled to receive up to $1.0 million of Mr. Vassell's stock (or approximately ________ Shares based on the average of the closing price of the Company's Shares of ____ on August __,
1996).  ISS has not exercised its right to foreclose on the pledged shares.
See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources" in the 1996 10-K.

     In the event the pledged shares were delivered to ISS in foreclosure, Mr. Vassell's influence over the Company's business could be diminished. However, Mr. Vassell would remain the Chairman of the Board. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANGEMENT--Change in Ownership" in the 1996 10-K.

Risk of Change of Control

     On February 24, 1995 the Company acquired substantially all of the assets of United. See "BUSINESS--Significant Recent Acquisition." The Company financed the acquisition partly with the proceeds of a private offering of the Company's securities under Reg D. Sands Brothers acted as placement agent in connection with such offering and required, pursuant to the private placement agreement that, among other things, the size of the Company's Board be increased to eight members. In conjunction therewith, all of the Company's directors entered into a Shareholders Voting Agreement described below.

     The Shareholders Voting Agreement was executed on March 8, 1995. It provides that each person then on the Board will (i) vote all shares beneficially owned by him ("his Shares") for the election to directorships of each of the other members of the Board, (ii) refrain from voting any of his Shares for any action that would result in the increase or decrease of the number of positions on the Board or for the removal, without cause, of any member of the Board, and (iii) in the event of death, resignation or removal of any director, vote all of his Shares in favor of the election of the person designated as replacement in accordance with the Shareholders Voting Agreement.

     Simultaneously with the execution of the Shareholders Voting Agreement, all of the persons then on the Board signed a Unanimous Written Consent which provides for them to designate certain members of the Board as replacements for any current director upon death, resignation, removal or inability to serve. Messrs. Vassell, Nekos, Miller and Robinett were given the authority to nominate their replacements; Messrs. Goldsborough (a former director), Sands and Saunders were given the authority to nominate their replacements; and Mr. Kikis was given the authority to nominate his replacement. The Board members agreed that their respective nominees of any replacements could be provided at a later date. Effective as of May 1, 1995, Mr. Goldsborough left the employ of the Company to pursue other interests. H. Richard Dickinson, the Company's Chief Financial Officer, has been named as Mr. Goldsborough's replacement as director and is party to the Shareholders Voting Agreement. The Board has not determined a replacement for Mr. Goldsborough as Chief Executive Officer. See "DIRECTORS AND OFFICERS OF THE REGISTRANT" in the 1996 10-K.

     The directors beneficially own or control up to approximately 22% of the Company's Common Stock (excluding shares covered by unexercised warrants and options). Under the Shareholders Voting Agreement, the parties thereto have significant control and influence over the Company and Mr. Vassell's control and influence over the Company may be diminished. If the Shareholders Voting Agreement is followed, the current directors or their nominees may remain as such for an indefinite period of time. See "DIRECTORS AND OFFICERS OF THE REGISTRANT" in the 1996 10-K.


Material Pending Litigation

     The nature of the security guard business subjects participants in the industry to claimants seeking damages for personal injuries and/or property damage suffered as a result of the alleged negligence or wrongful acts of security guards. Accordingly, the Company currently maintains general liability insurance in the amount of $1.0 million per occurrence and $2.0 million in the aggregate. In addition the Company has obtained excess liability coverage of $25 million in the aggregate. The Company retains the risk for the first $50,000 per occurrence. Management believes this coverage is suitable and at a level customary for the industry for a business of its size.

     Although such liability insurance currently is and historically has been readily obtainable, there can be no assurance that it will continue to be available and that there will not be a material increase in the insurance premiums quoted to the Company. There could be a material adverse effect on the results of operations and financial condition of the Company if the Company is required to pay substantially higher insurance premiums, or if in the future it elects to self insure and thereafter is forced to bear significant legal defense costs or damage claims which otherwise would have been covered by insurance.

     The Company has been named as a defendant in several lawsuits, including a claim for $12 million for injuries allegedly sustained by the plaintiffs as a result of an attack by a Company guard and a counterclaim for an unspecified amount by a former service company client that the Company sued for non-payment. Those which are deemed by management to be material are discussed under the heading "LEGAL PROCEEDINGS" herein. The Company could suffer material adverse affects on its results of operations and financial condition if it is required to pay any of the claims in excess of insurance coverage. Certain
claims are in excess of the Company's insurance coverage.   See "LEGAL
PROCEEDINGS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Ongoing Litigation" in the 1996 10-K.

Risk of Expansion

     The Company's growth strategy has focused on the acquisition of "stand-alone" companies with annual revenue of $25 million or more and on "fold-in" acquisitions of smaller firms. The success of these acquisitions will be contingent upon the Company's ability to fund the initial capital needs of the acquired company and to assimilate its operations into the Company's systems and programs. The funding of the capital needs of previously acquired companies, primarily payroll, has come from expanded use of available credit lines or the creation of new credit based on the accounts receivable to be generated by the new business.

     The Company has relied upon the sophistication and expertise of the management of newly acquired businesses in certain instances. In addition, the Company must attract and retain qualified personnel at all levels of operations and maintain required levels of quality control for services offered to its clients. Unless the Company is able to realize consolidation savings and to manage expanded operations in a profitable and efficient manner, the Company's results of operations and financial condition may be adversely affected.

     As a result of the Company's anticipated growth, the Company will employ a significantly larger number of employees and the Company's management and personnel will be subject to greater demands which could result in a decline in the Company's operating efficiency and service to its clients. The Company's exposure to claims may be statistically increased due to increased activity. The Company's present management personnel are believed to be capable of handling the Company's expanded operations due to the recent acquisitions. However, there can be no assurance that the present management team will be successful in this respect and any such failure may have an adverse impact on the operations and financial condition of the Company.

     There also can be no assurance that the Company will be successful in its past or any future expansion efforts, that such expansion will result in increased profits or that the Company can obtain on affordable terms any additional financing which might be necessary to effect future expansion. If the Company does not grow, management will focus on the elimination of certain growth-related expenses, particularly administrative and acquisition-related expenses, and will continue to operate the Company to maximize earnings based on current revenue. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources" in the 1996 10-K.

Risk of Loss of Client Accounts

     The Company's success depends on its ability to attract and retain customers. Customers can generally terminate their accounts with little (usually 30 days) or no notice. Accordingly, the Company may lose or gain significant accounts each year. There can be no assurance that the Company can retain its existing customers and add new customers as it attempts to expand its business.

Competition

     Competition for guard employees and customers is intense. The Company competes for customers based principally on price and quality of the Company's service. As the Company has grown and become capable of servicing large businesses and governmental agencies, it has had to compete not only with regional and local organizations but also with much larger national firms such as Pinkerton's, Inc., The Wackenhut Corporation, Burns International Security Services and Wells Fargo Guard Services, all of which have significantly greater financial, personnel and marketing resources and name recognition than the Company. Although the Company believes it will be able to continue to compete on the basis of the quality of its services, personal relationships with customers, price and reputation, there can be no assurance that it will be able to maintain or improve its competitive position. See "BUSINESS--Competition" in the 1996 10-K.

Risk of Noncompliance With Government Regulation

     The Company's guard business is subject to regulation and licensing by governmental agencies. In New York and Connecticut, two states in which a substantial portion of the Company's business is currently conducted, as well as in most other states, security guard registrations are issuable only to officers of the guard company, not to the company itself. Although the Company believes it currently holds indirectly through William C. Vassell, its Chairman of the Board, all required licenses to conduct its business and is in compliance with applicable regulations, the loss of Mr. Vassell or any of these licenses, or the imposition of more stringent licensing or other regulatory requirements on the Company's activities in the states in which it conducts business, could have a material adverse effect on the Company's operations and financial condition. There can be no assurance that the Company will continue to remain in compliance with such regulations. In the event the Company were to lose the services of Mr. Vassell, the Company believes that other officers presently employed by the Company would be able to obtain the necessary licenses based on their experience and qualifications. However, as there can be no assurance that such officers would be so licensed or in the employ of the Company at the relevant time, the Company may have to hire one or more officers who hold the licenses required for the Company to conduct its business.

     The Company expects to be able to comply with the security guard laws and regulations of the states it will be entering as a result of any expansion. In the event the Company is unable to comply with the applicable laws and regulations of the states which it plans to enter as the result of expansion, its ability to expand into new markets would be restricted. Such restrictions could have a material adverse affect on the Company's operations and financial condition, especially to the extent the Company's prospects rely on future growth.

     The Company's franchising program is subject to the franchise laws and regulations of the Federal Trade Commission and state and local governmental agencies and administrations. Such laws and regulations cover various aspects of sales and operations and require specific disclosures and/or registration prior to the sale of licenses. Any violation of such laws and regulations could result in legal liability as well as the Company's inability to sell licenses or to operate within the subject jurisdiction, all of which could have a material adverse affect on the operations and financial condition of the Company. See "BUSINESS--Government Regulation" in the 1996 10-K.

Control by Management

     William C. Vassell, Chairman of the Board of Directors of the Company owns 961,950 Shares (14.2%) of the Company's outstanding Shares (excluding any Shares covered by unexercised options or warrants as of the date of this offering).
See "--Risk of Change of Ownership". In addition Mr. Vassell owns warrants to purchase 525,000 Shares. Mr. Steven B. Sands, a director, controls or shares control over approximately 374,000 Shares and another director, Peter T. Kikis owns 30,000 Shares. In addition, according to the Schedule 13D filed with the Company on or about November 8, 1993, as amended on or about March 31, 1995, by Mr. Sands, and according to additional information provided by Mr. Sands, Mr. Sands and his affiliates (which include Sands Brothers) beneficially own warrants covering approximately 887,250 Shares. Mr. Kikis beneficially owns warrants and Series A Preferred Stock convertible into Common covering approximately additional 52,000 Shares. Because of the distribution of the Company's Shares among a substantial number of shareholders, Messrs. Vassell's, Sands' and Kikis' combined voting power (approximately 21%) gives them substantial impact on the Company's ability to determine its affairs and policies as well as the use of all funds available to it.

     All Directors entered into a Shareholders Voting Agreement on March 8, 1995. The Shareholders Voting Agreement provides that each person then on the Board will (i) vote all shares beneficially owned by him ("his Shares") for the election to directorships of each of the other members of the Board, (ii) refrain from voting any of his Shares for any action that would result in the increase or decrease of the number of positions on the Board or for the removal, without cause, of any member of the Board, and (iii) in the event of death, resignation or removal of any director, vote all of his Shares in favor of the election of the person designated as replacement in accordance with the Shareholders Voting Agreement. The Shareholders Voting Agreement shall remain in effect with respect to each signatorysignatore for as long as they or any affiliate is a shareholder of the Company.

     Simultaneously with the execution of the Shareholders Voting Agreement, all of the persons then on the Board signed a Unanimous Written Consent which provides for them to designate certain members of the Board as replacements for any current director upon death, resignation, removal or inability to serve. Messrs. Vassell, Nekos, Miller and Robinett were given the authority to nominate their replacements; Messrs. Goldsborough (a former director), Sands and Saunders were given the authority to nominate their replacements; and Mr. Kikis was given the authority to nominate his replacement. The Board members agreed that their respective nominees of any replacements could be provided at a later date. Effective as of May 1, 1995, Mr. Goldsborough left the employ of the Company to pursue other interests. H. Richard Dickinson, the Company's Chief

Financial Officer and Executive Vice President, has been named as Mr. Goldsborough's replacement as director and is party to the Shareholders Voting Agreement. The Board has not determined a replacement for Mr. Goldsborough as President and Chief Executive Officer. See "MANAGEMENT".

     The overall effect of the Shareholders Voting Agreement and Unanimous Written Consent is to give the members of the Board control of the Company's ability to determine its affairs and policies as well as the use of all funds available to it. Furthermore, the agreement gives the parties to it the ability to continue their positions on the Board for an indefinite period.

Risk of Dilution by Issuance of Preferred Stock

     The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 Shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors, provided a majority of the independent directors approve such issuance. The Board has authorized and caused to be issued 9,061 Shares of Series A Preferred Stock on February 24, 1995. The Board of Directors is empowered, without shareholder approval, to issue 990,939 additional shares of Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. See "DESCRIPTION OF CAPITAL STOCK--Preferred Stock.."

     The 9,061 shares of Series A Preferred Stock were issued as part of the financing for the acquisition of substantially all of the assets of United Security Group Inc. See "BUSINESS--Significant Recent Acquisition" in the 1996 10-K. Each share of Series A Preferred is convertible into 100 shares of Common Stock at $1.65 per Share. If all such shares were converted, the owners thereof would own 906,100 Shares, or approximately 12% of the then outstanding shares of Common Stock.

     As of August __, 1996, the Company had 9,847,194 Shares of its Common Stock unissued and unreserved. See "THE COMPANY-Outstanding Securities".

Absence of Cash Dividends

     The Company is currently prohibited from paying dividends under the terms of its financing from CIT. Even if such restriction were lifted, it is unlikely the Company will declare or pay cash dividends in the foreseeable future out of
future earnings, if any.   The Company currently intends to retain earnings, if
any, to fund its continued operations and expansion.

Shares Eligible for Future Sale

     All of the 961,950 Shares of Common Stock owned by William C. Vassell are "restricted securities", as that term is defined under Rule 144 ("Rule 144") promulgated under the Securities Act of 1933, as amended (the "Securities Act"). In general, under Rule 144 a person (or persons whose shares are aggregated) who has satisfied a two-year holding period may under certain circumstances sell without registration under the Securities Act within any three-month period that number of Shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a three-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     At such time as Mr. Vassell is able to sell his restricted Shares under Rule 144, such Shares would be eligible for sale at the rate of at least approximately 66,000 Shares per holder (or group of aggregated persons) per three-month period. The sale of a significant amount of such Shares in the public market over a short period could adversely affect the market price of the Shares.

     In addition to the Registrable Shares offered pursuant to this Prospectus, the Company has registered for sale to the public under other registration statements, 1,052,500 Shares issuable upon the exercise of certain options and Warrants by certain directors, officers and consultants. No prediction can be made as to the effect, if any, that sales of such Shares of Common Stock or the availability of such Shares for sale, in large blocks or otherwise, will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Shares may be sold in the public market, or the actual sales of substantial amounts of Shares in the public market, likely would have a material adverse effect on prevailing market prices for the Shares and could impair the Company's ability to raise capital through the sale of its equity securities.

Volatility of Price of Common Stock

     The market price of the Company's Common Stock has been, and may in the future be, highly volatile. Factors such as the Company's operating results, general economic conditions or changes in the security guard industry could have a significant impact on the market price of the Company's Common Stock.
Further, in recent years, the securities markets have experienced a high level of price and volume volatility and the market prices of securities for many companies, particularly emerging growth companies, have experienced wide fluctuations which have not necessarily been related to the operating performances of such companies. See "MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS" in the 1996 10-K.

                                   THE COMPANY

     The Company is a corporation formed under the laws of the State of New York on May 9, 1980. It principally provides uniformed security services from its fifteen operating offices in New York, New Jersey, Illinois, California, Connecticut and Florida to commercial, financial, industrial, aviation and governmental clients in the United States. Security services include providing uniformed guards for access control, theft prevention, surveillance, vehicular and foot patrol and crowd control. The Company employs a total of approximately 3,800 hourly guards, including those employed under security service agreements with other security guard companies for which the Company administers billing, collection and payroll ("service company clients") and approximately 75 other employees indirectly attributable to guard services including supervisors and dispatchers. The Company also employs approximately 75 administrative employees, including the executive staff.

     Management believes there is heightened attention to security matters due to the ongoing threat of criminal and terrorist activities. As a result of such attention, management further believes that the urban commercial centers served by the Company provide an opportunity for increased market participation and growth.

     From 1983, when William C. Vassell, the Company's Chairman of the Board acquired control, to June 1990, the Company expanded its business through internal sales efforts and by acquisitions of the customer lists of smaller security firms in markets the Company was already serving. In July 1990, the Company implemented an expansion program emphasizing growth by providing back office services to service company clients.

     This program capitalizes on the Company's proprietary computerized scheduling and information systems, which incorporates administrative programs and other data processing procedures. Pursuant to written "Service Agreements", the Company provides service company clients with the benefits of its proprietary computerized scheduling and information system and programs, as well as its accounts receivable financing and insurance resources, for a fee equal to a percentage of the service company clients' revenue or gross profits. Under these agreements, the Company's program is designed to take over the "back office" functions of these clients, enabling them to reduce their general and administrative expenses and thereby increase profitability, while also freeing their managers to service existing customers and to solicit new business.

     In connection with these Service Agreements, the Company may provide to its service company clients financial accommodations typically in the form of loans, the repayment of which is secured by accounts receivable, customer lists, contracts and all other assets of the independent firm and is personally guaranteed by the owner(s) of the service company.

Changes in Board of Directors

     In connection with the acquisition of United, the Company's Board of Directors increased its size from five members to eight members. The new Board members are Peter T. Kikis, a director of the parent company of Deltec, the Company's Subordinated Debt lender, H. Richard Dickinson, the former chief financial officer of United and Lloyd H. Saunders, III, a managing director of Sands Brothers & Co., Ltd., the placement agent of various recent private issuances made by the Company. Mr. Dickinson also became the Company's Chief Financial Officer and Executive Vice-President.

     At the first meeting of the newly constituted Board, an Executive Committee was appointed for the purpose of discussing strategic matters and advising management with respect to the direction the Company should take with respect to such matters between Board meetings. The Committee is comprised of Messrs. Vassell, Kikis and Dickinson. Mr. Kikis has been appointed chairman of the Committee.

     The Company believes that the enhancement to the management team due to the addition of the hands-on, independent and experienced new members of its Board, will help the Company realize the potential synergism of the United acquisition.

Outstanding Securities

     As of August __, 1996, there were outstanding 6,764,206 Shares and outstanding commitments to issue 3,388,600 Shares including Shares reserved for issuance pursuant to the Company's Employee Stock Option Plan and other options and warrants and for issuance pursuant to conversion of the Series A Preferred Stock. There are 9,847,194 authorized and unreserved Shares which may be issued by the Board of Directors.

     The address of the Company's principal offices is Lexington Park, Route 55, Lagrangeville, NY 12540 and its telephone number is (914) 454-3703.

                                 USE OF PROCEEDS

     The Company will not receive any cash proceeds from the resale by the Selling Stockholders of the Shares covered by this registration statement. This Prospectus does not relate to warrants or options; it relates only to the resale of Shares to be issued upon exercise thereof. If all of the warrants held by Selling Stockholders were exercised, the Company would receive gross proceeds of approximately $7,317,638. There can be no assurance that any of the warrants will be exercised. The respective exercise prices of the warrants and options are all in excess of the current market price of the Company's stock as of August __, 1996. The Company will use any proceeds received from the exercise of the warrants and options for working capital and general corporate purposes, and may use a portion of such proceeds to repay indebtedness that may be outstanding at the time of exercise. The amount and terms of the indebtedness that may be repaid is unknown at this time. In addition, the Company may, if and when the opportunity arises, use a portion of any such proceeds, together with the issuance of equity or debt securities, to acquire companies which the Company believes are compatible with its business.

     The above applications reflect management's current plans and may be changed to reflect various factors, including arrangements with other companies and competitive developments, some of which are beyond the control of management. Pending application, any proceeds received upon the exercise of any such securities will be temporarily invested in high-quality, interest-bearing securities and in other investments which the Company deems appropriate.

                              SELLING STOCKHOLDERS


     The following table shows the names of the Selling Stockholders and the number of Shares beneficially owned by each of them, or their nominees, as of September 8, 1995, except as noted herein, and the number of Shares which may be offered pursuant to this Prospectus. This information is based on information provided by the Selling Stockholders or their representatives. Because the Selling Stockholders may offer all, some or none of the Shares which they hold, no estimate can be given as to the number of Shares or the percentage of the Company's outstanding Common Stock that will be held by the Selling Stockholders upon termination of such offering. See "SALE OF SHARES."

                               Total of Shares                                  Total of
          Selling              Beneficially     Shares                          Shares
          Stockholders         Owned Prior      Offered for                     Beneficially
                               to Offering      Stockholder                     Owned After
                                                Account             Number      Offering
                                                Shares                          (4)
                                                                                Percentage
          _______________      ____________     ___________      ___________    ___________
1993 Private Placement Investors (Unit Shares and Shares underlying Unit Warrants) (1) (2)
          Howard Anchin           17,500         17,500             -               -
          Bradford T. Black,      17,500         17,500             -               -
             MD
          David A. Bender         14,000         14,000             -               -
          David J. Blotnik        14,000         14,000             -               -
          Alice Blotnik           24,500         24,500             -               -
          Edward L. Calvino       14,000         14,000             -               -
          Dejay Corp. Profit
             Sharing Trust        17,500         17,500             -               -
          Anton Dal Sasso         10,500         10,500             -               -
          Jerjis Denno and
             Shatha Denno         24,500         24,500             -               -
          Richard L. Denton       14,000         14,000             -               -
          Rollin M. Dick          14,000         14,000             -               -
          Walter Driskill         56,000         56,000             -               -
          Sarge S. Dubinsky
             and Gayle P.         14,000         14,000             -               -
             Dubinsky
          Lowell H. Dubrow        14,000         14,000             -               -
          Charles S. Everts       14,000         14,000             -               -




                               Total of Shares                                         Total of
          Selling              Beneficially       Shares                               Shares
          Stockholders         Owned Prior        Offered for                          Beneficially
                               to Offering        Stockholder                          Owned After
                                                  Account              Number          Offering
                                                  Shares                               (4)
                                                                                       Percentage
          _______________      ____________       ___________       ___________        ___________
          Anthony Frascella         14,000           14,000              -                -
          Alex Gianoplus            14,000           14,000              -                -
          Roger Gimbel              24,500           24,500              -                -
          R. Gray &
             Associates,  Inc.      12,250           12,250              -                -
          Express Enterprises       14,000           14,000              -                -
          Jenna Partners,         122,500          122,500               -                -
             LP(3)
          Jenna Partners II,
             LP(3)                  85,750           85,750              -                -
          Owl Partners, LP          35,000           35,000              -                -
             (3)
          Richard Kaufman           14,000           14,000              -                -
          Peter T. Kiskis (A)       42,000           42,000              -                -
          Jack J. Kornreich         28,000           28,000              -                -
          Sidney Kreitzer           28,000           28,000              -                -
          Niels H. Lauersen         24,500           24,500              -                -
          Sidney Lazard             35,000           35,000              -                -
          The Lerner Family         24,500           24,500              -                -
             Trust
          Alan Quitko               14,000           14,000              -                -
          Irving L. Quitko          24,500           24,500              -                -
          Robert J. Rosan           28,000           28,000              -                -
          Anand J. Sathe            17,500           17,500              -                -
          Steven R.
             Schuchman              28,000           28,000              -                -
             Revocable Trust
          Joseph A. Simon,          35,000           35,000              -                -
             Trust
          Orville N. Smith          14,000           14,000              -                -
          Herman Spiegel            14,000           14,000              -                -
          Richard Tauber            14,000           14,000              -                -
          C. Kenneth White          28,000           28,000              -                -
          Robert E. Woods           14,000           14,000              -                -
          Simon Zunamon             24,500           24,500              -                -


                                                    Total of Shares                                Total of
Selling                                             Beneficially     Shares                        Shares
Stockholders                                        Owned Prior      Offered for                   Beneficially
                                                    to Offering      Stockholder                   Owned After
                                                                     Account        Number         Offering
                                                                     Shares                        (4)
                                                                                                   Percentage
- ---------------                                     ------------     -----------    -----------    -----------
Victor Shick                                              10,500          10,500              -              -
Cheryl M. Schmitz                                         14,000          14,000              -              -
Ekaterini Panageas                                         5,250           5,250              -              -
Constatine W.
   Vassell (B)                                             1,750           1,750              -              -
Josephine Brown                                            1,750           1,750              -              -
Nicholas Morris                                            6,125           6,125              -              -
Cynthia Deen                                               1,750           1,750              -              -
Ben Sands and
   Elinor Sands                                            7,000           7,000              -              -
Marvin D. Reingold                                         7,000           7,000              -              -
Katie and Adam
   Bridge Partners,
   LP (3)                                                140,000         140,000              -              -
Better Val-U                                              17,500          17,500              -              -
James La Ritz                                             17,500          17,500              -              -
Bill Hall & Barbara
   Hall                                                   35,000          35,000              -              -
Dr. Morton Aronoff
  and Mrs. Ruth
  Aronoff                                                 17,500          17,500              -              -
Byron J. Seaman                                           35,000          35,000              -              -
Joel D. Preblod                                           35,000          35,000              -              -
Sheila J. Ratner                                          17,500          17,500              -              -
Robert Evedon and
   Barbara Evedon                                         10,500          10,500              -              -
J. Sherman
    Henderson III,
    IRA                                                   52,500          52,500              -              -
J. Sherman
   Henderson  III                                         17,500          17,500              -              -
Soterios Panageas                                          7,000           7,000              -              -
Betty Panageas                                             7,000           7,000              -              -
Elene Panageas                                             5,250           5,250              -              -
Elias Panageas                                             5,250           5,250              -              -
Ronald G. Olson                                           35,000          35,000              -              -



                                                    Total of Shares                                Total of
Selling                                             Beneficially     Shares                        Shares
Stockholders                                        Owned Prior      Offered for                   Beneficially
                                                    to Offering      Stockholder                   Owned After
                                                                     Account        Number         Offering
                                                                     Shares                        (4)
                                                                                                   Percentage
- ---------------                                     ------------     -----------    -----------    -----------
William B. Rivkin,
   Trust                                                   17,500         17,500              -              -
Gloria N. Heinen                                           17,500         17,500              -              -
Mona Kalimian                                              70,000         70,000              -              -
Mark Kalimian                                              35,000         35,000              -              -
Sandia Investment
   Corp                                                    17,500         17,500              -              -
D.S. Kinder Limited
   Partnership                                             17,500         17,500              -              -
Steven Edward
   Wechsler
   Irrevocable Trust                                       17,500         17,500              -              -
Diane Gaye
   Wechsler
   Irrevocable Trust                                       17,500         17,500              -              -
March Investment
 Limited Partnership                                       17,500         17,500              -              -
Robert W. Bennie                                           12,250         12,250              -              -
Edward Ramsdell
    (C)                                                     1,750          1,750              -              -
Sumant A. Kumar                                            12,600         12,600              -              -
Carole M. Nadar                                            39,900         39,900              -              -
Leo Wiener                                                 14,000         14,000              -              -
Peter J. Nekos (D)                                          3,500          3,500              -              -
David Heller                                                5,250          5,250              -              -
Alex Gabay                                                 17,500         17,500              -              -
Stanford Baratz                                            10,500         10,500              -              -
James L. Eichler                                            1,750          1,750              -              -
Thomas F. Riggio,
   Sr.                                                      1,750          1,750              -              -
Eugene McDonald
   (E)                                                      1,750          1,750              -              -
Warren L.. Allen                                           17,500         17,500              -              -
William O. Lewis                                           17,500         17,500              -              -



                                                    Total of Shares                                Total of
Selling                                             Beneficially     Shares                        Shares
Stockholders                                        Owned Prior      Offered for                   Beneficially
                                                    to Offering      Stockholder                   Owned After
                                                                     Account        Number         Offering
                                                                     Shares                        (4)
                                                                                                   Percentage
- ---------------                                     ------------     -----------    -----------    -----------
Thomas J.
   Campbell                                                17,500         17,500              -              -
Herbert S. Galkin,
   IRA                                                     17,500         17,500              -              -
Bernard W.
   Lockard                                                 21,000         21,000              -              -
Salvatore Bellini                                          12,250         12,250              -              -
Steve Giese                                                15,750         15,750              -              -
Edward Ameen                                               21,000         21,000              -              -
William A. Hartley                                         17,500         17,500              -              -
William H.
   McCartney                                               17,500         17,500              -              -
Murray Leifer                                              17,500         17,500              -              -
Forest Creek
   Capital  Mtg.                                           17,500         17,500              -              -
Terry S. Latanich                                          17,500         17,500              -              -
Bruce Kloeckner
   and  Brian
   Kloeckner                                               17,500         17,500              -              -
Siegfried Herrmann                                         17,500         17,500              -              -
Maurice Dabbah                                             35,000         35,000              -              -
Michael B. Landau                                           8,750          8,750              -              -
Harold M. Landau
   and Miriam B.
   Landau                                                   8,750          8,750              -              -
Palladin Partners I,
   LP                                                      35,000         35,000              -              -
Americas Tower
   Partners                                                87,500         87,500              -              -
Jacques Dabbah                                             35,000         35,000              -              -
David Tod                                                  10,500         10,500              -              -
David Tod II                                               43,750         43,750              -              -
Michael R. Howe                                            43,750         43,750              -              -
M.S.B. Research
   Inc.                                                    35,000         35,000              -              -
Carolyn Carrano                                            23,975         23,975              -              -



                                                    Total of Shares                                Total of
Selling                                             Beneficially     Shares                        Shares
Stockholders                                        Owned Prior      Offered for                   Beneficially
                                                    to Offering      Stockholder                   Owned After
                                                                     Account        Number         Offering
                                                                     Shares                        (4)
                                                                                                   Percentage
- ---------------                                     ------------     -----------    -----------    -----------
Bahram Ahlzadeh                                             7,000          7,000              -              -
Bob Kennedy and
  Vevonna Kennedy                                          10,500         10,500              -              -
Bill Whitten                                               17,500         17,500              -              -
Terry Johnson                                              52,500         52,500              -              -
Larry Denburg                                              21,875         21,875              -              -
Putich Sales Inc.
   Pension Plan &
   Trust                                                   35,000         35,000              -              -
Daryl Leehaug                                              29,750         20,750              -              -
George D.
    Gregoratos and
    Mary A.
    Gregoratos                                             17,150         17,150              -              -
Ralph D. Jones                                             23,625         23,625              -              -
Anne C.S. Mehlich                                           7,000          7,000              -              -
Roger W. Schmitz
   Trust U/A  12/16/87                                      8,750          8,750              -              -
Frederick M.
   Schmitz  Trust
   U/A  12/16/87                                            8,750          8,750              -              -
Michael D. Schmitz                                          3,500          3,500              -              -
Wendy Williams                                                875            875              -              -
Peter Carlson
   Mehlich
    Irrevocable Trust                                       7,000          7,000              -              -
Norman Bowling                                              6,125          6,125              -              -

MEHLICH SHARES
William O. Mehlich                                         26,250         26,250              -              -
Astrid Mehlich                                             26,250         26,250              -              -
Robert Mehlich                                             26,250         26,250              -              -
Estate of March C.
   Mehlich                                                 26,250         26,250              -              -



                                                    Total of Shares                                Total of
Selling                                             Beneficially     Shares                        Shares
Stockholders                                        Owned Prior      Offered for                   Beneficially
                                                    to Offering      Stockholder                   Owned After
                                                                     Account        Number         Offering
                                                                     Shares                        (4)
                                                                                                   Percentage
- ---------------                                     ------------     -----------    -----------    -----------
KROSNEY SHARES
AND KROSNEY
WARRANTS
Clifford J. Ingerber
   Esq. Escrow
   Agent (F) -
   Krosney Shares                                         150,000        150,000              -              -

  Krosney Warrant
  Shares (s)                                              300,000        300,000              -              -

SANDS WARRANTS (2)
Sands Brothers &
   Co., Ltd. (G)                                           64,390         64,390              -              -

SANDS PLACEMENT
WARRANT (2)
Sands Brothers &
    Co., Ltd. (G)                                         100,610        100,610              -              -

SANDS CONSULTING
WARRANT (2)
Sands Brothers &
   Co., Ltd. (G)                                            7,000          7,000              -              -

SAUNDERS WARRANT
   (2)
Lloyd H. Saunders,
    III (H)                                                 7,000          7,000              -              -

SCHREIER WARRANT
   (2)
W. Terrance
   Schreier                                                21,000         21,000              -              -



                                                    Total of Shares                                Total of
Selling                                             Beneficially     Shares                        Shares
Stockholders                                        Owned Prior      Offered for                   Beneficially
                                                    to Offering      Stockholder                   Owned After
                                                                     Account        Number         Offering
                                                                     Shares                        (4)
                                                                                                   Percentage
- ---------------                                     ------------     -----------    -----------    -----------
BARRY SHARES
Joseph T. Barry (I)                                        62,500         62,500              -              -

VIGILANTE WARRANT
Thomas J. and
   Elizabeth
   Vigilante (I)                                           25,000         25,000              -              -

CIT WARRANT (2)
The CIT
   Group/Credit
   Finance, Inc. (J)                                       50,000         50,000              -              -

NSL SHARES
NSL Shareholder
   Trust (I)                                              112,911        112,911              -              -

MCVEY SHARES
James and Beatrice
   McVey (I)                                               20,513         20,513              -              -

CONVERSION SHARES
    (6)
Katie and  Adam
    Bridge Partners,
    LP (3)(K)                                             606,100        606,100              -              -
Peter T. Kikis (7)(A)                                      40,000         40,000              -              -
Thomas P. Kikis (7)                                        40,000         40,000              -              -
Arcadia, LP (7)(K)                                         40,000         40,000              -              -
Arthur Byrnes (7)                                          20,000         20,000              -              -
Urania Perakos (7)                                         40,000         40,000              -              -
Deltec Panamerica
   Trust Co., Ltd.
   (7)(L)                                                 120,000        120,000              -              -



                                                    Total of Shares                                Total of
Selling                                             Beneficially     Shares                        Shares
Stockholders                                        Owned Prior      Offered for                   Beneficially
                                                    to Offering      Stockholder                   Owned After
                                                                     Account        Number         Offering
                                                                     Shares                        (4)
                                                                                                   Percentage
- ---------------                                     ------------     -----------    -----------    -----------
PP-1 SHARES
Slane Limited                                              88,028         88,028              -              -
Gaynor Limited                                             43,478         43,478              -              -

PP-2 SHARES
AMG Capital
   International S.A.                                     250,000        250,000              -              -

TRINET
   International
   Fund Ltd.                                              250,000        250,000              -              -
Homafar
   Incorporated                                           125,000        125,000              -              -
Gung Fu Lee                                                35,000         35,000              -              -
Alex Mitiaev                                               50,000         50,000              -              -
Emilio Aliaga                                              40,000         40,000              -              -

PP-3 SHARES
Monarch
   Development                                            100,000        100,000              -              -
Capital International
   Limited                                                100,000        100,000              -              -
Giuseppe  Gugliotta                                        56,000         56,000              -              -

REG D SHARES


Lexus Industries of
   Georgia, LP                                             68,966         68,966              -              -
Walter Driskill                                           250,000        250,000              -              -
John Gutfreund                                             68,966         68,966              -              -
Rosenblatt Family
   Trust                                                  100,000        100,000              -              -
Sara Leifer                                               172,414        172,414              -              -
Stanford Baratz                                            34,483         34,483              -              -
John Ford                                                  34,483         34,483              -              -
Richard Holstein                                           68,966         68,966              -              -



                                                    Total of Shares                                Total of
Selling                                             Beneficially     Shares                        Shares
Stockholders                                        Owned Prior      Offered for                   Beneficially
                                                    to Offering      Stockholder                   Owned After
                                                                     Account        Number         Offering
                                                                     Shares                        (4)
                                                                                                   Percentage
- ---------------                                     ------------     -----------    -----------    -----------
Leonard DeCeccis                                           51,724         51,724              -              -
Lily Capital
   Appreciation
   Partners, LP
   (3)(K)                                                 100,000        100,000              -              -

SANDS EMPLOYEE
   (8) WARRANTS AND
   SANDS EMPLOYEE
   WARRANTS II

Lloyd H. Saunders,
   III (H)                                                 82,000         82,000              -              -
Charles Robinson                                            5,000          5,000              -              -
Alan Bluestine                                             30,000         30,000              -              -
John Holmes                                                10,000         10,000              -              -
Glen McKelvey                                               5,000          5,000              -              -
Fiona Fahnestock                                            1,000          1,000              -              -
Gary Franklin                                               1,000          1,000              -              -
Seth Potter                                                 1,000          1,000              -              -
Scott Franklin                                              7,500          7,500              -              -
Rob Bonaventure                                             7,500          7,500              -              -
Robert Zampa                                                1,500          1,500              -              -
Dmitir Borochim                                               200            200              -              -
Marc Levine                                                   200            200              -              -
Chris Lagana                                                  100            100              -              -
Todd Cirella                                                  100            100              -              -
Marie McManus                                                 200            200              -              -
Richard Sands                                              10,000         10,000              -              -
David Roth                                                  4,600          4,600              -              -
Howard Allen                                                4,600          4,600              -              -
Peter Pak                                                     500            500              -              -
Kerri Wasserman                                               400            400              -              -
Peter Sarner                                                  100            100              -              -
Bob Spiegel                                                17,000         17,000              -              -
Hugh Marasa                                                 9,000          9,000              -              -



                                                    Total of Shares                                Total of
Selling                                             Beneficially     Shares                        Shares
Stockholders                                        Owned Prior      Offered for                   Beneficially
                                                    to Offering      Stockholder                   Owned After
                                                                     Account        Number         Offering
                                                                     Shares                        (4)
                                                                                                   Percentage
- ---------------                                     ------------     -----------    -----------    -----------
Susan Kellogg                                               5,000          5,000              -              -
Scott Kurland                                               4,000          4,000              -              -
Bob Hill                                                    3,500          3,500              -              -
James Palmer                                                3,500          3,500              -              -
Gordon Fallone                                              6,000          6,000              -              -
Kevin Gallagher                                               500            500              -              -
George Gluesner                                               500            500              -              -
Rodger Wells                                                  500            500              -              -
Craig Bonn                                                    500            500              -              -
James Dore                                                  1,600          1,600              -              -
Michell Lee                                                   400            400              -              -
Seamus Leahy                                                  500            500              -              -
Randy Langhamer                                             1,000          1,000              -              -
James Brodie                                                7,000          7,000              -              -
James Forster                                               1,000          1,000              -              -
Peter Moore                                                 1,000          1,000              -              -
John Gutfreund                                             10,000         10,000              -              -


* Less than one percent (1%) of the Common Stock outstanding on September 8, 1995.

- ---------------------

(1) Shares offered for the account of each of these Shareholders consist of the Unit Shares and Warrant Shares.

(2) Registration covers the resale of Shares to be issued upon exercise of the Warrants; it does not cover the Warrants.

(3) An affiliate of or person associated with Sands Brothers with respect to whose Shares Sands Brothers disclaims beneficial ownership.

(4) The number of shares beneficially owned after the offering cannot be determined since some, all or none of the shares may be sold.

(5) The maximum compensation due Krosney under the Consulting Agreement is $300,000 worth of stock and/or warrants. Based on the current market value of the Shares, Krosney is not entitled to receive an amount of securities equal to or exceeding 5% of the issued and outstanding common stock of the Company. Pursuant to the Escrow Agreement, the Company controls all rights with respect to the voting and disposition of the Shares.


(6) Number of Shares of Common into which the Series A Preferred is convertible.

(7)   Held  nominally  in  the name of  Deltec  Asset  Management
Corporation.

(8)  Includes Sands Employee Warrants and Sands Employee Warrants
II in the names of the current or former Sands' employees or associates listed.

(A)   Member  of  the Company's Board of Directors,  Chairman  of
Executive   Committee   and  affiliate  of   Deltec   Development
Corporation ("Deltec"), the subordinated debt lender.

(B)  Mr. William C. Vassell's father.

(C)  Vice President of Operations.

(D)  Member of the Company's Board of Directors.

(E)  Vice President of Operations.

(F)  Mr. Krosney is an employee.

(G)   Sands  Brothers  &  Co., Ltd. has acted  as  the  Company's
Placement Agent in connection with the two private placement offerings. Mr. Steven Sands is a principal of Sands Brothers.

(H)  Mr. Saunders is a managing director of Sands Brothers.

(I)  Seller of security guard assets acquired by the Company.

(J) Primary senior lender pursuant to $10.0 million revolving line of credit.

(K)  Affiliate of Sands Brothers.

(L)  Affiliate of subordinated lender, Deltec.

                           SALE OF SHARES

     The sale of Registrable Shares by the Selling Stockholders may be effected from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling Registrable Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Registrable Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Sands Brothers may act as broker-dealer on behalf of one or more of the Selling Stockholders. The Selling Stockholders and any broker-dealers that act in connection with the sale of the Registrable Shares hereunder might be deemed to be "underwriters" within the meaning of Section 2(11) of the Act and any commissions received by them and any profit on the resale of Registrable Shares as principals might be deemed to be underwriting discounts and commissions under the Act. The Company has agreed to indemnify certain of the Selling Stockholders against certain liabilities, including liabilities under the Act.

     Pursuant to various agreements with the respective Selling Stockholders, the Company is obligated to maintain the effectiveness of the Registration Statement of which this Prospectus forms a part. Pursuant to the most extended obligation under these agreements, the Offering contemplated hereby will terminate with respect to the Registrable Shares upon the earlier of (i) the date that all of the Unit Shares, Unit Warrant Shares, Reg D Shares and Conversion Shares are sold pursuant to the Registration Statement, (ii) the date the holders thereof receive an opinion of counsel that the Unit Shares, Unit Warrant Shares, Reg D Shares and Conversion Shares may be sold under the provision of Rule 144(k), or (iii) the third anniversary of the effective date of the Registration Statement, but in no event less than 90 days.

     The Shares offered by the Selling Stockholders are eligible for sale only in certain states, and in some of those states may be offered or sold only to "institutional investors" as defined under applicable state securities laws.

     To the extent required by applicable law, this Prospectus will be supplemented to summarize the terms of any sales through dealers, together with any discounts, commissions or concessions allowed by such dealers in connection therewith. No sales or distributions other than as defined herein may be effected until after this Prospectus shall have been appropriately amended or supplemented.

                           TRANSFER AGENT

     The Transfer Agent for the Company's Common Stock is American Securities Transfer Incorporated, Denver, Colorado. The Company is currently acting as Warrant Agent with respect to its outstanding warrants including the Unit Warrants. However, it expects to engage American Securities Transfer Incorporated as agent with respect to the exercise of the Unit Warrants.

                             EXPERTS

     The balance sheet of the Registrant as of March 31, 1996 and the related statements of operations, stockholders' equity and cash flows for the year then ended, and related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended March 31, 1996, have been audited by D'Arcangelo & Co., LLP, independent auditors, as stated in their report dated June 12, 1996, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The balance sheet of the Registrant as of March 31, 1995 and the related statements of operations, stockholders' equity and cash flows for the years ended March 31, 1995 and 1994, and related financial statement schedules incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended March 31, 1996, have been audited by Coopers & Lybrand, LLP, independent accountants, as stated in their report, which includes an explanatory paragraph relating to the Company's ability to continue as a going concern and uncertainties related to a contingency and litigation, which report, financial statements and financial statement schedules are incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information contained in the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to herein are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part thereof may be obtained from the Commission at prescribed rates.

                         TABLE OF CONTENTS

                                                              PAGE
                                                              ----
AVAILABLE INFORMATION .................................

RISK FACTORS...........................................

THE COMPANY............................................

USE OF PROCEEDS........................................

MARKET FOR THE COMPANY'STOCK AND RELATED
STOCKHOLDER MATTERS....................................

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS....................

BUSINESS...............................................

MANAGEMENT.............................................

EXECUTIVE COMPENSATION.................................

PRINCIPAL STOCKHOLDERS.................................

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.........

PROPERTIES.............................................

LEGAL PROCEEDINGS......................................

DESCRIPTION OF CAPITAL STOCK...........................

SELLING STOCKHOLDERS...................................

SALE OF SHARES.........................................

TRANSFER AGENT.........................................

EXPERTS................................................

ADDITIONAL INFORMATION.................................

     Until _____________, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters involved in a distribution, or with respect to their unsold allotments or subscriptions.

                              PART II

               INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.       OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table shows all expenses of the issuance and distribution of the securities offered hereby, other than underwriting discounts and commissions. All expenses of the offering have been borne by the Company.

SEC Registration Fee ................................       $5,396.35
State Qualification Expenses ........................       25,000.00
Printing Expenses  ..................................        2,500.00
Legal Fees & Expenses  ..............................      100,000.00
Accountants Fees & Expenses  ........................       75,000.00
Transfer Agent  .....................................        2,000.00
Miscellaneous Expenses  .............................        2,000.00
                                                           ----------
     TOTAL  .........................................     $211,896.35

     All amounts listed above, except the SEC registration fee, are estimates.

     ITEM 15.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Information relating to the indemnification of directors and officers is incorporated by reference to Part II, Item 6 of the Company's registration statement filed on Form S-8 filed February 17, 1993 with the Commission.

      ITEM 16.       EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


      All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements and notes thereto.



  4.1       Specimen Stock Certificate   Incorporated by reference to
                                         Exhibit 4.A to amendment #1
                                         to Registrant's Registration
                                         Statement on Form S18, file
                                         number 33,35007-NY (the "S-18")

  4.2       Finance Warrant (50,000) to  Incorporated by reference to
            the CIT Group/Credit         Exhibit 4.2 of the Form 8-K
                                         filed on March 13, 1995.

  4.3       Specimen Series A Preferred  Incorporated by reference to
            Stock Certificate            Exhibit 4.2 of the Third
                                         Amendment to the S-1 filed
                                         with the SEC on _______

  5.0       Opinion Re: Legality         Incorporated by reference to
                                         Exhibit 5.0 to the Second
                                         Amendment to the S-1 filed
                                         with the SEC on ____

  23.1      Consent of Coopers &         E-1
            Lybrand LLP

  23.2      Consent of D'Arcangelo &     E-2
            Co., LLP

 ITEM 17.       UNDERTAKINGS.

      The undersigned registrant hereby undertakes:

      1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      2. For the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      4. The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      5. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                           SIGNATURES

      Pursuant to the requirements of the Securities Act of 1993, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lagrangeville, State of New York, on August 15, 1996.

                          COMMAND SECURITY CORPORATION


                          BY: /s/ William C. Vassell
                             ------------------------------
                             WILLIAM C. VASSELL
                             Chairman of the Board

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      Signature                  Title                    Date
      ---------                  -----                    ----
/s/ William C. Vassell
- --------------------------   Chairman of the          August 15, 1996
William C. Vassell           Board of Directors
                             (Principal Executive
                             Officer)

/s/ Gordon Robinett
- --------------------------   Director                 August 15, 1996
Gordon Robinett


/s/ H. Richard Dickinson
- --------------------------   Executive Vice           August 15, 1996
H. Richard Dickinson         President, Director
                             and Chief Financial
                             Officer (Principal
                             Financial Officer)


- --------------------------   Director                 August 15, 1996
Gregory J. Miller


/s/ Peter J. Nekos
- --------------------------   Director                 August 15, 1996
Peter J. Nekos


/s/ Steven B. Sands
- --------------------------   Director                 August 15, 1996
Steven B. Sands


/s/ Peter T. Kikis
- --------------------------   Director                 August 15, 1996
Peter T. Kikis


/s/ Lloyd H. Saunders, III
- --------------------------   Director                 August 15, 1996
Lloyd H. Saunders, III


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